Exhibit 99.3

Western Wind Energy Corp.

Management Discussion and Analysis

For the Three and Six months ended June 30, 2008

August 7, 2008

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. (“Western Wind” or the “Company”) for the Three and Six months ended June 30, 2008.  All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The Windridge generating facility in Tehachapi, California has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California has a 30 MW rated capacity. In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC (“Aero”) is responsible for land ownership in California as well as the operation of the existing 4.5 MW Windridge wind farm. Verde Resources Corporation (“Verde”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects and the operation of the existing 30 MW Mesa Wind Farm through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated Western Solargenics Inc. (“Solargenics”) to pursue the development of solar energy and is looking at projects in California and Ontario, Canada.

The Company employs six full time consultants, one full time employee and three part-time consultants to develop new wind farms and manage the Company. The Mesa Wind Farm and the Windridge Wind Farm are managed by an unrelated company, Airstreams Maintenance Corp., who operate and maintain the wind farms.

Operations

California – Windstar 120 MW

The Company owns 1,429 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of different entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California’s electricity rates are among the highest in the United States and the State of California has mandated electrical utilities to supply 20% of their total retail electrical sales from renewable resources by 2010.  The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area.  Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2009. The contract is subject to the Company acquiring turbines at prices less than $850 per kW and may be amended if turbine prices exceed that amount.

On February 16, 2006, the Company made an application to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide transmission access to the Company for 50 MW to 120 MW of firm capacity.  The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission.  On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms. The Company received a final order on March 15, 2007 from the FERC confirming that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements and requiring Sagebrush Partnership to provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners.  The order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 and that the parties submit the interconnection and transmission agreement within 30 days of the order. On August 28, 2007, the FERC confirmed its March 15, 2007 final order and the allowable period for an appeal has now expired.

The Company expenses the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalizes the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $573,039 in construction-in-progress costs as at June 30, 2008.

The completion of the project is dependent upon the Company’s ability to obtain the necessary permitting and zoning, to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and/or  equity capital to finance the construction of the project.

California – Windridge

The Company owns the Windridge Wind Farm which consists of 192 acres of land in Tehachapi, 43 Windmatic turbines, a substation, a collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4.5 MW of capacity.  The facility is operating below its rated capacity but management believes that the Windridge property can be redeveloped into a 9 MW generating facility.

California – Mesa Wind Farm

The Company owns the Mesa Wind Farm which is located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management, a power purchase agreement with the Southern California Edison Company, 460 wind turbines at capacity, a collection system, a substation, roads and a maintenance building.

The right-of-way expires on January 26, 2013 and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default.  The Power Purchase and Interconnection Agreement expires on June 22, 2010 and provides for the sale of electricity on an “as available” basis at Southern California Edison’s short-run avoided cost.  The electricity production over the last nine years has been approximately 60 million kWh’s per year.

Of the original 460 Vestas V15 turbines, there currently is an operational capacity of approximately 430 and all operations and maintenance are subcontracted out to Airstreams Maintenance Corporation (“AMC”), an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The original acquisition was financed by a loan from Pacific Hydro Limited (“Pacific Hydro”) which was repaid on June 23, 2008.

The Company has completed the plan of development, environmental and archeological assessments that are required for a new right-of-way and has been short listed for the sale of electricity to Southern California Edison.    A leading consultant has been engaged for a wind assessment study to determine the siting of the wind turbines for its 50 MW Redevelopment Project. As at June 30, 2008 the Company has capitalized $88,110 in construction-in-progress costs related to these activities and has provided a US$90,000 letter of credit to secure its performance pursuant to the 2007 Request for Proposals with Southern California Edison.

Arizona - Steel Park

The Company owns 1,108 acres of land near Kingman and leases an adjacent 19,051 acres of land from Bureau of Land Management and plans to construct a wind farm with up to 250 MW of generating capacity.  The Company has installed  meteorological towers on the property, and other due diligence activities can be completed in order to finalize development plans.  The right-of-way is for three years with an option for an additional 30 years.

California - Barstow Project

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow.  The Company signed an agreement with the U.S. Bureau of Land Management (“BLM”) that allows us to conduct all required environmental surveys, to install meteorological towers, to complete detailed micro siting of the wind resource, and to complete installation of the meteorological towers.  Detailed micro siting is scheduled to begin this summer, with anticipated completion to be within six months.  If we determine that the wind resource is sufficient to justify developing a wind farm project, we would conduct the required environmental surveys to install wind turbines and meteorological towers and associated electrical equipment, and apply for a commercial right-of-way grant from the BLM for approximately 3,300 acres.  We are first in the queue to obtain a commercial right-of-way.  This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission or zoning and permitting.

California – New Projects

As part of our California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms.  These potential projects are at an early stage of development.  We are carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development, and if feasible, acquiring the land by purchase or lease.

Ontario, Canada – Early Stage Solar Projects

In December 2007, the Company hired George Salama, P.E. to explore solar energy project opportunities. The Company began to explore developing solar energy projects in Ontario, Canada.  Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient capacity.  Such eligible projects are then paid a standard price of $420.00 per MWh, often known as a “feed-in” tariff.  We have submitted applications for interconnection and transmission service for four proposed 10 MW solar energy projects.

Legal Proceedings

Settlement Agreement with Pacific Hydro

On September 28, 2007, the Company entered into a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties.  Pursuant to the settlement agreement and a subsequent amendment:

(a)

The common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by April 28, 2008, extended by amendment to June 24, 2008 (the “Repayment Date”).  The loan was repaid on June 23, 2008 and accordingly the common shares of Mesa Wind were returned to the Company, and

(b)

The Mesa Acquisition Loan was repaid by June 23, 2008 (the “Repayment Date”), which triggered a reduction of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan was repaid and a reduction of the loan principal by US$3,000,000 which was netted to $2,900,000 after taking into account an extension fee of $100,000;.

Development Strategy

General

The Company acquires and develops sites or existing wind farms based on the following criteria:

•

Satisfactory wind and/or resources to justify a commercial renewable energy facility;

•

Access to transmission facilities with sufficient available capacity;

•

Permitting and zoning policies that allow wind farm development;

•

Satisfactory environmental and archeological studies;

•

Satisfactory terrain and geographic features that do not impede development;

•

Regional support for renewable energy from the local population;

•

Local political support for wind power development;

•

Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

•

Projected electricity prices; and

•

Growing demand for electricity.

The Company’s internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm carry out our development activities.

The Company’s primary efforts are focused on developing our properties in California and Arizona since these states have renewable energy portfolio standards and relatively high energy prices.  Our secondary focus is on other high energy price jurisdictions such Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the U.S. comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”, also known as “green tags” or “renewable energy certificates”), allowing the green attributes to be valued and sold separately from the electricity generated.  Green credits have the potential to evolve into a significant source of revenue.  The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity.  Wind speeds and sunlight vary in different regions and seasons and at different times of the day.  In the western U.S. for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.  Sunlight is greatest in the summer, as the days are longer with less cloud cover.

Some of the Company’s power purchase agreements provide for pricing based on prices of oil or gas at specific delivery points in the U.S.  As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities.  These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks.  The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the U.S., power project financings generally use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the value of tax credits, such as the Federal Production Tax Credits of approximately US$0.021 per kWh, can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.  The highest return on a developer’s investment is expected to come from a combination of project debt and tax equity investors.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate.  The Company believes that it is in material compliance with all laws and regulations that it or its subsidiaries are subject to.

Windstar 120 MW Project

The Company’s contract with Southern California Edison requires that the facility be completed by December 31, 2009. The agreement can be cancelled if turbine prices increase above specified levels. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates.  The Company is not currently aware of any other risks associated with the contract with Southern California Edison.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance as at June 30, 2008 was $360,507. The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years.  The mortgages are secured by first charges on the land.

The Company is required to pay property taxes on its real estate holdings. For the six months ended June 30, 2008 property taxes were $22,884.

Windridge 9 MW Redevelopment Project

The purchase of the Windridge Wind Farm is financed by a mortgage of $290,615 (US$285,000) with interest payable annually at the rate of 8% and principal due on February 17, 2008 and then extended to January 15, 2009. The loan and accrued interest are convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice and is secured by a first charge on the land.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with Southern California Edison expiring on June 22, 2010 to sell electricity on an “as available” basis at Southern California Edison’s short run avoided cost.

Mesa Wind has the exclusive right until January 26, 2013 to use 440 acres of land owned by the Bureau of Land Management near Palm Springs for a wind energy development facility.  The right-of-way provides for lease payments of US$78,478 per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing.  Property taxes are approximately $147,000 per year and liability insurance costs are approximately $64,000 per year.

The Company has entered into an operations and maintenance agreement with AMC that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of US$200,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date.  The Company has entered into agreements to purchase four vehicles and one crane used in the operation of the Mesa Wind Farm. At June 30, 2008, the outstanding balance related to these finance contracts amounted to $263,938.

Pacific Hydro commenced a legal action in December, 2006 demanding the immediate transfer of the common shares of Mesa Wind to repay the US$13.4 million acquisition loan. In September 2007, Pacific Hydro and the Company entered into a Settlement Agreement which amended the terms of the loan and the date of repayment. On June 23, 2008 the loan and interest were repaid. (See “Settlement Agreement with Pacific Hydro”).

Steel Park

In 2007 the Company completed the purchase of 1,108 acres of land near Kingman, Arizona. The land has been pledged as security for a mortgage of $420,626 as at June 30, 2008, payable to a shareholder of the Company with interest payable monthly at 12% per annum. The loan was repaid in July 2008.

The Company was granted a land right-of-way with the Bureau of Land Management for three years for the right to use 19,051 acres near Kingman, Arizona for the development of a wind farm. Annual payments for the use of the property amount to $19,051 per year. The Company is required to provide environmental reports to the Bureau of Land Management prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way.

Selected Quarterly Information

For the three and six months ended June 30, 2008 and the three and six months ended July 31, 2007

	Three months	Three months	Six months	Six months
	ended June	ended July 31	ended June	ended July
	30, 2008	2007	30, 2008	31 2007
	($ 000’s)	($ 000’s)	($ 000’s)	($ 000’s)
Total revenues	2,146	1,493	3,023	3,165
Income (loss) before discontinued operations	(24)	63	(2,166)	(78)
Net income (loss)	2,905	138	763	(104)
Net income (loss) per share, basic and diluted	0.10	0.001	0.03	(0.01)
Total assets	30,792	27,971	30,792	27,971
Long term liabilities	5,423	7,247	5,423	7,247
Dividends declared and paid	-	-

Results of Operations

Revenues

	Three months	Three months
	ended	ended
	June 30, 2008	July 31, 2007	Variance $	Variance %
April to June
Production Mwh	20,168	23,349	(3,181)	-14%
Price/Mwh	$105.34	$74.48	$30.86	41%
Sales	$2,124,581	$1,739,147	$385,434	22%
April over July - energy sales	$-	$(227,077)	$227,077
Q2 energy sales for the quarter US$	$2,124,581	$1,512,070	$612,511	41%
Exchange Rate	1.0100	1.0700	$(84,552)	-6%
Q2 energy sales for the quarter C$	$2,145,874	$1,617,915	$527,959	33%
Other	$-	$(125,093)	$125,093
Total Q2 energy sales C$	$2,145,874	$1,492,822	$653,052	44%

For the three months ended June 30, 2008, the Mesa and Windridge wind farms generated total record revenues for a quarter of $2,145,874 which was up 44% from the three months ended July 31, 2007 from electricity production of 20,168 MWh and revenues of US$2,124,581 (average price of US$105 per MWh). The production was 3,181 Mwh (14%) less than production of 23,349 MWh of electricity during the same three months in 2007 primarily due to the average wind speeds being below the historic average and 2% fewer average turbines in operation. The lower production was more than offset by a 41% increase in average price which resulted in a 22% increase in revenues from US$1,739,147 (average price of US$74 per MWh) for the same period last year. The change in year end from January 31 to December 31 accounted for another $227,077 of the increase from the prior quarter comparative because the winds in April generally exceed, on average, those in July. The stronger US dollar in 2007 compared to 2008 partially offset a decrease in foreign exchange gain and an increase of revenue for Q1 of the prior year resulting in total revenue variance of $653,052 for the 2007 comparative quarter.

	Six months	Six months
	ended	ended
	June 30, 2008	July 31, 2007	Variance $	Variance %
January to June
Production Mwh	31,158	36,123	(4,965)	-14%
Price/Mwh	$96.28	$73.81	$22.47	30%
Sales	$2,999,995	$2,666,251	$333,744	13%
July over January - energy sales	$-	$173,896	$(173,896)
YTD Q2 energy sales for the quarter US$	$2,999,995	$2,840,147	$159,848	6%
Exchange Rate	1.0078	1.1145	$(301,950)	-10%
Total YTD Q2 energy sales C$	$3,023,338	$3,165,440	$(142,102)	-4%

For the six months ended June 30, 2008, the Mesa and Windridge wind farms generated a total of 31,158 MWh and revenues of US$2,999,995 (average price of US$96 per MWh). The production was 4,965 Mwh (14%) less than production of 36,123 MWh of electricity for the same six months in 2007 primarily due to the average wind speeds being below the historic average and 5% fewer average turbines in operation. The lower production was more than offset by a 30% increase in average price which resulted in a 13% increase in revenues from U$$2,666,251 (average price of US$74 per MWh) for the same period last year. The change in year end from January 31 to December 31 added $173,896 to the prior year to date comparative because the winds are stronger in July than in January and another $301,950 reflecting a stronger US$ in 2007 compared to 2008.

Amortization

Amortization was $572,287 for the three months ended June 30, 2008, up slightly from $557,572 for the three months ended July 31, 2007. Amortization decreased from $1,170,864 for the six months ended July 31, 2007 to $1,141,682 for the six months ended June 30, 2008.

Plant operating costs

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs.

For the three months ended June 30, 2008, the operations and maintenance expenses totaled $432,069 compared to $303,443 for the comparative quarter in the previous year but both were 20% of revenues for the respective periods.  The nominal costs incurred in the 2008 quarter were higher due to the remediation and repair expenditures conducted at the Mesa Wind Farm enabled by the utilization of a new onsite crane which helped bring the number of operating turbines from an average of 397 in March 2008 up to an average of 415 for June 2008.  Without the crane in the previous year, the higher winds made it difficult to repair downed turbines so the maintenance costs were low but the average operating turbines dropped from 426 in March 2007 to 412 by June 2007.

For the six months ended June 30, 2008, the operations and maintenance expenses totaled $827,751 and were 27% of revenues compared to $998,904 and 32% of revenues in the comparative period. The nominal costs incurred in the 2007 operating period were higher due to a stronger US$ in 2007 and the remediation and repair expenditures conducted in early 2007 at the Mesa Wind Farm to bring the number of operating turbines from a low of 365 at the time of the acquisition up to a high of 426 by March 2007.

Interest and accretion on long term debt

Interest and accretion on long term debt for the three months ended June 30, 2008 was a recovery of $537,523 compared to an expense of $496,854 for the three months ended July 31, 2007 due to a $826,441 debit adjustment relating to a reduction in the interest rate on the Pacific Hydro loan from Libor + 6% to Libor +2.25% triggered by the repayment of the loan before the agreed repayment date of June 24, 2008.

The Pacific Hydro interest rate adjustment also resulted in a net recovery of $182,702 for the six months ended June 30, 2008 compared to an interest cost of $983,083 for the six months ended July 31, 2007.

Stock based compensation

Stock based compensation increased to $486,000 and $828,090 for the three months and six months ended June 30, 2008, respectively from $51,990 and $110,830 for the comparative 2007 periods. The increases were due to an increase in the number of stock options granted to the Company’s investor relations firm in 2008 compared to the options granted in 2007 and the amortization of the vesting value of the higher number of total options granted in the 2007 calendar year compared to the 2006 calendar year. The six month increase was also due to an understatement of $105,000 in Q1 of the previous year.

Consulting and directors’ fees

Consulting and directors’ fees increased to $325,814 and $638,470 for the three months and six months ended June 30, 2008, respectively from $260,205 and $488,011 for the comparative 2007 periods.  The major reasons for the increase include entering into new contracting arrangements with individuals that bring construction, electrical, legal and financial expertise to the Company as it embarks on the construction and development of its wind and solar projects; and increases in the monthly fees for the existing contractors and directors.

Professional fees

Professional fees increased from $413,007 for the three months ended July 31, 2007 to $603,558 for the three months ended June 30, 2008 primarily due to the cost of engaging our primary US law firm for assistance in the negotiation and preparation of a draft Windstar purchase option agreement and a Mesa loan agreement between the Company and a large US utility. These agreements were not executed and the discussions have been terminated.

Professional fees decreased from $895,920 for the six months ended July 31, 2007 to $818,446 for the six months ended June 30, 2008 primarily relating to the higher audit and legal fees in 2007 to defend against law suits, legal and accounting costs related to the completion of January 31, 2006 and 2007 regulatory filings and the restatement of the financial statements for the year ended January 31, 2006 partially offset by the legal work on the draft purchase option and loan agreements  in the current quarter.

Travel and automotive

Travel and automotive costs increased to $226,512 and $412,247 for the three months and six months ended June 30, 2008, respectively from $94,439 and $177,878 for the comparative 2007 periods. The 140% and 132% increases, respectively were due to significantly higher travel relating to the refinancing of the Mesa Loan, the ongoing efforts to finance the Windstar project, various solar initiatives and the attendance at numerous investor conferences to increase market awareness of the Company’s prospects.

Advertising and promotion

Advertising and promotion costs increased to $80,737 and $164,241 for the three months and six months ended June 30, 2008, respectively from $12,889 and $30,994 for the comparative 2007 periods. The significant increases were due to ongoing efforts to increase market awareness of the Company’s prospects which helped facilitate the June 2008 private placement of Special Warrants.

Management fees

Management fees increased to $97,500 and $195,000 for the three months and six months ended June 30, 2008, respectively from $45,000 and $90,000 for the comparative 2007 periods. The increases were due primarily to a compensation adjustment for a senior manager following an annual review by the compensation committee.

Foreign exchange gain (loss)

The Company generated a foreign exchange gain of $104,146 for the three months ended June 30, 2008 due primarily to a change in the US exchange rate from 1.0265 at March 31, 2008 to 1.1089 at the Mesa loan repayment date of June 23, 2008 which decreased the approximately US$15.6 million carrying value of the Mesa Loan principle and accrued interest to the repayment date.

For the six months ended June 30, 2008 the foreign exchange loss was $456,505 due to a change in the US exchange rate from .9913 at December 31, 2007 to 1.1089 at the Mesa loan repayment date of June 23, 2008 which increased the approximately US$15.6 million carrying value of the Mesa Loan principle and accrued interest.  The stronger US dollar also increased the net carrying value of other US$ accounts payables and loans for the acquisition of the Windridge Wind Farms and real estate in Tehachapi and Arizona.

The major US operations of Mesa are considered self-sustaining and the gain in value will be deferred until the Company’s net investment in those operations is disposed. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At June 30, 2008, the accumulated currency translation loss for this self sustaining investment amounted to $1,525,597 reflecting a decrease of $380,335 during the six months ended June 30, 2008.

The foreign exchange gains of $722,123 and $1,622,625 for the three and six months ended July 31, 2007, respectively, was due to the increase in the value of the Canadian dollar as at July 31, 2007 compared to January 31, 2007.

Income (loss) on discontinued operations

The Mesa loan was repaid before the agreed upon repayment date of June 24, 2008, which triggered a reduction of the loan principal by US$3,000,000 as compensation for the Steel Park asset allocation reflecting to the discontinuation in 2007 of that project. The net gain recorded was $2,900,000 after taking into account a Mesa Loan extension fee of $100,000.

Summary of Quarterly Results

			Income (loss) Before	Net Income (Loss)	Net Income (Loss)
		Total	Discontinued	For The	Per Share Basic
		Revenues	Operations	Quarter	and Diluted

June 30, 2008		$2,145,874	$(24,433)	$2,904,631	$0.10
March 31, 2008		$877,464	$(2,141,520)	$(2,141,520)	$(0.07)
December 31, 2007 [1]		$282,053	$(2,589,496)	$(2,349,658)	$(0.09)
October 31, 2007		$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 [2]		$1,492,822	$62,895	$137,756	$0.01
April 30, 2007		$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 2007[3,5]		$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October31 2006[3,5]		$861,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 2006[3,5]		$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 2006[3,5]		$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 2006[3,5]	$	Nil	$(2,347,802)	$(2,347,802)	$(0.14)
October, 31 2005[3,4,5]	$	Nil	$(1,249,085)	$(1,249,085)	$(0.07)
July 31, 2005[3,4,5]	$	Nil	$(1,024,667)	$(1,024,667)	$(0.06)
April 30, 2005[3,5]	$	Nil	$(492,667)	$(712,861)	$(0.03)

1 Represents a two month quarter due to the change of year end from January 31 to December 31. The Company changed its year end to December 31 in order to coincide with the financial year end of its US operating subsidiaries.

2 These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

3 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and for the nine months ended October 31, 2006. The amounts omitted, within the calculation of stock based compensation, the effects of the issue of 250,000 stock options on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

4 July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter.  In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

5October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at June 30, 2008, the Company had positive working capital of $4,264,932 compared to deficiencies of $16,878,835 as at March 31, 2008 and $15,877,125 as at December 31, 2007.  The $20.1 million improvement was related to the private placement of special warrants that generated net proceeds of $16,428,953and the US$12.4 repayment of Mesa Loan that had a carrying value of approximately US$16.2 million.

The Company’s cash position was up $4,603,644 and $4,313,986 for the three and six months ended June 30, 2008, respectively, to $4,763,479 as the $17,699,948 cash received from the issuance of common shares and the special warrant private placement more than offset the US$12.4 million used to repay the Mesa Loan principle, accrued interest and investing activities.

The Company expects to raise additional funds to develop its wind properties by obtaining additional debt financing from financial institutions, raising equity capital and/or entering into joint ventures with larger wind developers that have greater capital resources.

The Company is focusing on the development of the 120 MW Windstar Project and the redevelopment of the Mesa Wind Farm to 50 MW`s.

Credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its receivables and the aging of receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At June 30, 2008 less than 1% of the Company’s receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 of the unaudited financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 5, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 16, the Company was in compliance with all financial covenants relating to its financial liabilities as at June 30, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at June 30, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $110,000 impact to accumulated other comprehensive income (“AOCI”). The foreign currency exposure on these assets is partly managed through U.S. dollar denominated financing. Based upon the remaining payments at June 30, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $20,000 impact to net income.  This risk management strategy is unchanged from the prior year.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The Company’s audited consolidated financial statements and notes thereto included in our 2007 Annual Report on Form 20-F and our unaudited interim consolidated financial statements and notes thereto included in our Quarterly Reports are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected.

The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)

The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

(c)

The Company has performed impairment testing on the amount recorded as goodwill.

(d)

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

a.

The Company has amortized the cost of its generating facilities, equipment and power purchase agreements over their estimated useful lives.

b.

The Company has recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

Initial Adoption and Changes in Accounting Policies

Effective January 1, 2008, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):  Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).

(e)

Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 16 to the unaudited financial statements.

(f)

Financial instruments disclosures and presentation

Sections 3862 and 3863 replace CICA Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments.  Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks.  The new disclosures pursuant to these new CICA Handbook Sections are included in Note 14 to the unaudited financial statements.

New accounting pronouncements

(a)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets.  Items that no longer meet the definition of an asset are no longer recognized with assets.  The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted.  We are currently evaluating the impact these sections will have on our results of operations and financial position.

(b)

International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011.  We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

Transactions with Related Parties:

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Six months ended
	June 30,	July 31,
	2008	2007
	$	$

Consulting and directors' fees	491,879	385,327
Bonuses	-	83,920
Management fees	195,000	90,000
Office and secretarial	18,000	39,000
Interest (recovery) expense	(226,359)	855,823
	478,520	1,454,070

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Controls and Procedures

At the end of the period covered by this report, being June 30, 2008, the Company carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our controls and procedures could be improved by adding a full time financial controller to further segregate duties and engaging our auditors to assist the audit committee with its review of the unaudited interim consolidated financial statements.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s reports and news releases filed or furnished is duly recorded, processed, summarized and reported, within the time periods specified by regulators. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Chief Executive Officer (“CEO”) as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, we evaluated, with the participation of our CEO and Chief Financial Officer (“CFO”), the effectiveness of our disclosure controls and procedures as of December 31, 2007.  The result of the evaluation was a determination that our disclosure controls and procedures were not effective.  Our Audit Committee prepared a report outlining certain deficiencies in our disclosure controls and procedures, setting out certain recommendations.  Among other things, our Audit Committee highlighted the fact that documents and other key information necessary to maintain accurate, consistent, and timely financial disclosures had not been stored and maintained by the appropriate management personnel throughout the reporting period.  We believe that we have now resolved this problem to ensure accurate, consistent, and timely disclosures, as required, going forward.  Records are now kept in a central location, and the CEO, CFO and General Counsel review all information to ensure that information is accurately and consistently disclosed on a timely basis.

In May 2008, the company engaged its auditors to assist the audit committee with its review of the interim consolidated financial statements for the six months ended June 30, 2008.

The Company hired a financial controller in July 2008.

Announcements for the Period Under Review – Three months ended June 30, 2008

On April 3, 2008, the company announced that Loewen, Ondaatje, McCutcheon Limited of Toronto, Canada successfully placed the 6 million shares of Western Wind Energy previously held by Pacific Hydro Pty. Limited of Australia at $2.15 per share.

On April 3, 2008 the Company granted 337,400 stock options to Ascenta Capital Partners Inc. exercisable at a price of $2.29 per share in accordance with the Company’s stock option plan. The options expire five years from the date of grant and the options vested 25% on the date of grant and 25% every three months thereafter

On April 14, 2008, the company announced that it filed its Audited Consolidated Financial Statements for the eleven months ended December 31, 2007 and the related Management Discussion and Analysis.

On May 29, 2008, the company announced that a syndicate led by Loewen, Ondaatje, McCutcheon Limited ("LOM"), and including Clarus Securities Inc., has advised that they have received indications of interest for the offering of $15 million. The agents have also exercised their option to increase the offering by 20%, for aggregate offering of $18 million.

On May 21, 2008, the company announced that it had received a proposal to acquire all development rights of its 120 MW Windstar property in the Tehachapi region of California for an estimated $228 million over a 30 year period including royalty payments pursuant to a land lease. The parties failed to reach an agreement consequently, the Company will continue negotiations with other interested parties.

On May 27, 2008, the Company entered into an engagement letter with Loewen, Ondaatje, McCutcheon Limited (“LOM”) pursuant to which it engaged LOM and a syndicate of agents formed by LOM, as agents in connection with a proposed private placement of up to 6,315,789 special warrants of the Company at a price of $2.85 per special warrant to raise total gross proceeds of approximately $18 million. Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant. Each warrant entitled the holder to acquire one common share of the Company at a price of $3.70 per share until 24 months from the closing date of the offering.  The Company used the net proceeds from the offering to repay the Mesa Loan and the balance was used for working capital purposes. The offering was undertaken on a fully marketed, commercially reasonable efforts basis by the agents who will be paid a cash commission of 7% of the gross proceeds and granted agent's compensation options to purchase an additional 7% of the number of special warrants sold. The Company filed a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants.

On June 4, 2008, the Company provided an update on the status of projects and financing that were previously announced.

On June 20, 2008, the Company announced that it closed a brokered private placement of 6,315,800 Special Warrants at a price of $2.85 per Special Warrant for gross proceeds of $18,000,030. Each Special Warrant entitles the holder to receive, without payment of additional consideration, one unit (a “Unit”) of the Company. Each Unit is comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $3.70 per share at any time on or prior to the close of business on June 20, 2010. The Company also granted 442,107 Broker’s Warrants exercisable into Units at any time before June 20, 2010 at a price of $2.85 per Unit. The Units have the same terms as those to be issued to the subscribers. The Agents also received a cash commission equal to 7% of the gross proceeds of the Offering.

On June 25, 2008, the company announced that it paid US$12,381,624 to Pacific Hydro in full satisfaction of the Mesa Acquisition Loan. As the Mesa Acquisition Loan was repaid by the deadline, June 24, 2008, there was a reduction of interest charged by Pacific Hydro, from LIBOR plus 6% to LIBOR plus 2.25% for the period from January 1, 2007 to the repayment date and a reduction of the loan principal by US$3,000,000 in accordance with the terms of the Settlement Agreement. The repayment of the Mesa Acquisition Loan was the last remaining obligation of the Issuer pursuant to the terms of the Settlement Agreement. As a result, the shares of Mesa Wind Power Corporation were released from escrow and returned to the Issuer.

Subsequent Events

On July 9, 2008, the company terminated its Investor Relations Contract with Ascenta Capital Partners Inc. (“Ascenta”), effective August 3, 2008.

On July 24, 2008 the Company filed a short form prospectus that qualified the distribution of common shares and warrants. Pursuant to this short from prospectus, 6,315,000 Special Warrants were converted on July 31, 2008 whereby the Company issued 6,315,800 common shares and 3,157,500 common share purchase warrants of the Company.  Each common share purchase warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010.

Subsequent to June 30, 2008 the Company received $64,838 from the exercise of 19,250 warrants and 25,000 stock options.

Commitments and Contingent Liabilities

The commitments as at June 30, 2008 are as follows:

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$
Right of way agreements	397,799	97,532	176,010	124,257	-
Office lease	271,218	72,132	148,926	50,160	-
Management contract	101,000	101,000	-	-	-
Long term debt	1,335,686	896,935	258,456	155,023	25,272
	2,105,703	1,167,599	583,392	329,440	25,272

The contingent liabilities as at June 30, 2008 are as follows:

The Company has one employee, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 25, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	124,074	$1.33	September 6, 2010
Stock Options	750,000	$1.23	September 25, 2011
Stock Options	150,000	$1.10	February 23, 2012
Stock Options	875,000	$1.54	November 8, 2012
Stock Options	275,000	$1.32	November 28, 2012
Stock Options	275,000	$1.32	December 10, 2012
Stock Options	337,400	$2.29	April 3, 2013
Warrants	107,416	$1.30	November 28, 2008
Warrants	441,133	$2.20	December 5, 2008
Warrants	20,000	$1.30	December 31, 2008
Warrants	197,570	$1.05	February 23, 2009
Warrants	155,000	$1.20	October 11, 2009
Warrants	1,077,200	$1.75	October 19, 2009
Warrants	10,000	$1.75	November 9, 2009
Special Warrants	6,315,800	-	June 20, 2010
Brokers Warrants	442,107	$2.85	June 20, 2010

Summary of Options Granted During the Period

On April 3, 2008 the Company granted 337,400 stock options to Ascenta Capital Partners Inc. exercisable at a price of $2.29 per share in accordance with the Company’s stock option plan. The options expire five years from the date of grant and the options vested 25% on the date of grant and 25% every three months thereafter

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period

Authorized Capital:

unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and Outstanding:

30,190,201 common shares

Number and Recorded Value for Shares Issued and Outstanding

At June 30, 2008, the Company had 30,190,201 common shares outstanding having an average paid up value of $0.95 per share ($28,576,207).

At August 7, 2008, there were 36,550,251 common shares outstanding.

Description of Options, Warrants and Convertible Securities Outstanding as at June 30, 2008

Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 25, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	124,074	$1.33	September 6, 2010
Stock Options	750,000	$1.23	September 25, 2011
Stock Options	150,000	$1.10	February 23, 2012
Stock Options	875,000	$1.54	November 8, 2012
Stock Options	275,000	$1.32	November 28, 2012
Stock Options	275,000	$1.32	December 10, 2012
Stock Options	337,400	$2.29	April 3, 2013
Warrants	107,416	$1.30	November 28, 2008
Warrants	441,133	$2.20	December 5, 2008
Warrants	20,000	$1.30	December 31, 2008
Warrants	197,570	$1.05	February 23, 2009
Warrants	155,000	$1.20	October 11, 2009
Warrants	1,077,200	$1.75	October 19, 2009
Warrants	10,000	$1.75	November 9, 2009
Special Warrants	6,315,800	-	June 20, 2010
Brokers Warrants	442,107	$2.85	June 20, 2010

Total Number of Shares in Escrow or Subject to Pooling Agreement

712,999 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.